

April 27, 2010

Mr. Tod C. Holmes
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: **Republic Services, Inc.**
Form 10-K for the year ended December 31, 2009
File No. 1-14267

Dear Mr. Holmes:

We have reviewed your response to our comment letter dated March 17, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Notes To Consolidated Financial Statements

8. Landfill and Environmental Costs, page 112

Environmental Remediation Liabilities, page 114

1. We note your responses to our prior comments four, six and nine and appreciate the additional information. Please provide us with a comprehensive explanation to help us better understand why you believe that disclosure of the specific estimated range of reasonably possible loss with respect to any individual remediation site or legal proceeding would not be material to investors. Please quantify the range of each significant site.

<u>16. Commitments and Contingencies, page 144</u>

2. Your responses to prior comments six and nine indicate that you do not believe that disclosure of the nature or amount of the aggregate accrual with respect to legal proceedings is necessary. Please provide a more detailed explanation as to why you are not including these disclosures.

<u>Forward Matters, Litigation Related to Fuel and Environmental Fees, Livingston Matter, Sunshine Canyon Matter and Contracting Matter</u>

3. We read that you do not believe that disclosing the range of loss for any matter would be material to investors and we note your disclosure indicating that you do not believe the outcome of your pending legal and administrative proceedings will have a material adverse impact; however, it appears to us that the additional aggregate potential liability of $133 million as noted in your response could be material to operations. Given this aggregate exposure, please tell us whether any individual matter makes up a significant portion of this potential exposure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Dieter King, Staff Attorney, at (202) 551-3338 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant